UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

Portola Pharmaceuticals, Inc.

(Name of Subject Company)

Portola Pharmaceuticals, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

737010108

(CUSIP Number of Class of Securities)

John B. Moriarty, Jr.

Executive Vice President, General Counsel and Secretary

Portola Pharmaceuticals, Inc.

270 E. Grand Avenue

South San Francisco, California 94080

(650) 246-7000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jamie Leigh, Esq.

Kenneth Guernsey, Esq.

Ian Nussbaum, Esq.

Cooley LLP

101 California Street, 5th Floor

San Francisco, CA 94111

(415) 693-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Portola Pharmaceuticals, Inc., a Delaware corporation (“Portola”), with the Securities and Exchange Commission on May 27, 2020, relating to the tender offer (the “Offer”) by Odyssey Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of Alexion Pharmaceuticals, Inc., a Delaware corporation (“Alexion”), to purchase all of the issued and outstanding shares of Portola’s common stock, par value $0.001 per share (each such share, a “Share”), at an offer price per Share of $18.00, net to the holder of such Share, in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 27, 2020, as it may be amended or supplemented from time to time, and in the related Letter of Transmittal, as it may be amended or supplemented from time to time. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 6. This Amendment No. 6 is being filed to reflect certain updates as set forth below.

Item 8. Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By adding under a new section entitled “Expiration of the Offering Period” before the heading “Cautionary Statements Regarding Forward-Looking Statements” on page 50 of the Schedule 14D-9 the following paragraphs:

“At one minute following 11:59 p.m. Eastern Time on July 1, 2020, the Offer expired. American Stock Transfer & Trust Company, LLC, the depositary and paying agent for the Offer, advised Purchaser that, as of the expiration of the Offer, a total of 62,654,962 Shares (not including 2,701,052 Shares tendered by notice of guaranteed delivery for which Shares have not yet been delivered in satisfaction of such guarantee), representing approximately 79.7% of the Company’s then-outstanding Shares, had been validly tendered (and not validly withdrawn) pursuant to the Offer.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the minimum tender condition set forth in the Merger Agreement, and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment all Shares that were validly tendered and not validly withdrawn prior to the expiration of the Offer and will promptly pay for all such Shares.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns a number of Shares that is greater than the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of the Company. Accordingly, pursuant to the Merger Agreement, Alexion and Purchaser will complete the acquisition of the Company through the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. At the Effective Time and as a result of the Merger, each Share issued and outstanding immediately prior to such time (other than Excluded Shares) will be automatically converted into the right to receive the Offer Price, in cash, without interest thereon and subject to any applicable withholding taxes.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on the NASDAQ Global Select Market. Pursuant to the terms of the Merger Agreement, the Company and Purchaser will take steps to cause the Shares to be deregistered under the Exchange Act as promptly as practicable.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PORTOLA PHARMACEUTICALS, INC.

Dated: July 2, 2020	By:	/s/ Mike Ouimette
Name: Mike Ouimette
Title: Vice President and Assistant Corporate Secretary, Legal